EXHIBIT 99.1

POET Technologies Reports First Quarter 2020 Financial Results

TORONTO, May 28, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the first quarter ended March 31, 2020. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

First Quarter Financial (non-IFRS) and Recent Business Highlights:

  Successfully completed proof of concept for the Optical Interposer platform;
  Received $13M of the $18M in remaining consideration due from the Buyer of DenseLight, with $5M currently scheduled to be transferred to POET on May 31, 2020;
  $294,000 of convertible debentures converted into 985,000 units of the Company;
  Extended the expiry dates of 12,545,350 warrants from March 21, 2020 to July 23, 2020; and
  Ended period with cash and cash equivalents of $12.3M, compared to $1.4M on December 31, 2019 and $1M on March 31, 2019.

Management Comments
“Building on the accomplishments we’ve made over the past year, we continue to execute on our product development milestones in 2020,” commented Dr. Suresh Venkatesan, Chairman & CEO. “The sale of our DenseLight subsidiary in late 2019 provided us the ability to focus entirely on the POET Optical Interposer platform. We successfully completed a series of milestones proving the fundamental concepts and viability of the Optical Interposer platform and are now well into the design of optical engines for data center transceivers. This accomplishment served to validate our long-standing vision for POET’s technology and we continue to engage closely with prospective customers on product design, development and deployment programs.”

“Complementing this key milestone, we’ve recruited and added to the POET team a number of accomplished individuals with proven expertise in photonics technology, products and applications. Additionally, we are actively evaluating POET’s Optical Interposer platform technology with potential partners for markets beyond data center transceivers, such as high-speed computing for artificial intelligence applications and co-packaging of optics with next-generation switching devices.”

Financial Summary
Due to the sale of its wholly owned subsidiary, DenseLight Semiconductor Pte Ltd (“DenseLight”), the Company is required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification.  While the Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction, the financial data below, presents the net operations of DenseLight in prior periods as a single line titled “Income (loss) from discontinued operations (net of taxes)”. The net operations of the Company do not include discontinued operations in the first quarter of 2020 due to closing the sale in November 2019. Comparative results include those of discontinued operations. The following discussion and the summary table presented at the bottom of this press release are on a proforma, non-IFRS basis.  The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

The Company reported a net loss before taxes of ($3.5) million, or ($0.01) per share, in the first quarter of 2020 compared with a net loss before taxes of ($2.7) million, or ($0.01) per share, in the first quarter of 2019 and net income before taxes of $3.2 million, or $0.01 per share, in the fourth quarter of 2019. The net income in the fourth quarter of 2019 included the gain of $8.7 million on the sale of DenseLight. The loss in the first quarter of 2020 includes R&D of $1.4 million compared to $0.2 million in the first quarter of 2019 and $0.8 million in the fourth quarter of 2019. The increase is a result of a redistribution of R&D activities and costs that were typically accounted for by DenseLight when the organization operated as a single entity. These costs are now accounted for solely by POET. Non-cash expenses in the first quarter of 2020 included stock-based compensation of $0.8 million and depreciation and amortization of $0.2 million. Non-cash stock-based compensation and depreciation and amortization were $0.7 million and $48,000 in the first quarter of 2019 and $0.6 million and $0.1 million respectively in the fourth quarter of 2019. Non-cash stock-based compensation included in discontinued operations in the first quarter of 2019 was $0.1 million. The Company had a recovery of stock-based compensation of ($0.3) million in the fourth quarter of 2019 from discontinued operations due to closing the sale of DenseLight during the quarter. Depreciation and amortization is not recognized for discontinued operations.

During the first quarter of 2020, the Company had debt related finance costs of $217,000 compared to nil in the first quarter of 2019 and $448,000 in the fourth quarter of 2019. Of the finance costs recognized in the first quarter of 2020, $108,000 was non-cash compared to nil in the first quarter of 2019 and $254,000 in the fourth quarter of 2019.  There were no debt-related finance costs in the first quarter 2019 because the Company did not incur debt prior to the second quarter of 2019.

On a non-IFRS basis, cash flow from operations in first quarter of 2020 was ($2.0) million compared to ($3.7) million in the prior quarter and ($1.5) million in the first quarter of 2019.

During the first quarter of 2020, holders of certain convertible debentures converted $294,000 worth of debentures into 985,000 units of the Company. There were no conversions of debentures in prior periods.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and relative financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such proforma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

For the Quarter ended:	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19
Research and development	(1,419,744)	(836,815)	(373,592)	(422,270)	(213,827)
Depreciation and amortization	(174,317)	(118,912)	(41,748)	(34,798)	(48,216)
Professional fees	(125,001)	(411,001)	(366,885)	(174,296)	(168,623)
Wages and benefits	(543,571)	(441,784)	(375,358)	(403,387)	(399,190)
Management and consulting fees	-	(61,260)	(31,230)	(30,834)	(31,033)
Stock-based compensation	(776,783)	(643,315)	(837,637)	(684,861)	(722,327)
General expenses and rent	(213,027)	(270,918)	(162,157)	(231,017)	(243,911)
Debt issuance cost	-	(145,917)	(124,522)	(101,901)	-
Impairment and other loss	-	(1,764,459)	-	-	-
Interest expense	(216,684)	(301,577)	(320,794)	(197,540)	-
Other (income), including interest	1,362	5,677	40	1,579	3,244
Income (loss) from discontinued operations (net of taxes)		8,151,301	(310,332)	(1,500,553)	(858,659)
Net income (loss) before taxes	(3,467,765)	3,161,020	(2,944,215)	(3,779,878)	(2,682,542)
Net income (loss) per share	(0.01)	0.01	(0.01)	(0.01)	(0.01)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075